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                            September 30, 2022

       Mark Jenkins
       Chief Financial Officer
       Carvana Co.
       1930 W. Rio Salado Parkway
       Tempe, AZ 85281

                                                        Re: Carvana Co.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Response dated
August 23, 2022
                                                            File No. 001-38073

       Dear Mr. Jenkins:

               We have reviewed your August 23, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 9, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Total Gross Profit per Unit, page 57

   1. We note your response to comment 1. Please address the following disclosure items:
                                                            Revise to explain
why wholesale gross profit is included in your total gross profit per unit and why the
overall metric is useful to investors, similar to the information provided in your
response.
                                                            You appear to use
the terms retail and used interchangeably throughout your
                                                           disclosures. Revise
to consistently use one of the terms or advise.
                                                            Revise your tabular
disclosure on page 60 to clearly define the difference between the two wholesale
vehicle gross profit metrics presented.
 Mark Jenkins
Carvana Co.
September 30, 2022
Page 2

       You may contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if you
have any questions.



FirstName LastNameMark Jenkins                          Sincerely,
Comapany NameCarvana Co.
                                                        Division of Corporation
Finance
September 30, 2022 Page 2                               Office of Trade &
Services
FirstName LastName